SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            CETALON CORPORATION
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                              (Name of Issuer)


                 Common Stock, par value $.0001 per share
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                       (Title of Class of Securities)


                                 15718P105
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                               (CUSIP Number)


                        Rubin Investment Group, Inc.
                          2121 Avenue of the Stars
                       Los Angeles, California 90067
                               212-599-3483
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                 Copy to:
                           Robert L. Davidson, Esq.
                            Rosenfeld & Kaplan,LLP
                              535 Fifth Avenue
                           NewYork, New York 10016
                                212-682-1400


                              December  5, 2001
______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 15718P105                                                13D
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(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Rubin Investment Group, Inc.
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(2)  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS):

     (a)      [  ]
     (b)      [  ]
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(3)  SEC USE ONLY
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(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
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(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)        [  ]
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                                       (7)         SOLE VOTING POWER
                                                         800,000
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    Number of Shares                   (8)         SHARED VOTING POWER
    Beneficially Owned                                      0
    by Each Reporting                   --------------------------------------
    Person with                        (9)        SOLE DISPOSITIVE POWER
                                                         800,000
                                        --------------------------------------
                                       (10)      SHARED DISPOSITIVE POWER
                                                            0
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     800,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                 [  ]
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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                     11.9%
                                                     -----

(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO
=======================================================================

ITEM 1. SECURITY AND ISSUER

        The Statement relates to the common stock, $.0001 par value per share ("Common Stock"), of Cetalon Corporation (the "Issuer"), which has its principal executive offices at 1801 Century Park East, Suite No. 1830, Los Angeles, California 90067.

ITEM 2.	IDENTITY AND BACKGROUND

        This Statement is being filed by Rubin Investment Group, Inc. ("Reporting Person"), a private investment company organized under the laws of the State of California. The business address of Reporting Person is 2121 Avenue of the Stars, Los Angeles, California 90067.

        (a)-(c) Not applicable.

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     Not applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERAT8ION

        The Reporting Person received the Common Stock and the Common Stock Options in consideration of Reporting Person's agreement to render consulting services to the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

        The Common Stock received by the Reporting Person is intended by the Reporting Person to be held solely for investment purposes and for resale to the public through an effective registration statement under the Securities Act of 1933. Except for the transactions involving the Common Stock reported in Item 5(c) herein, and except for the expectation that the Reporting Person may from time to time sell shares of Common Stock (depending upon market conditions, availability or need of funds, and other factors personal to such Reporting Person), the Reporting Person does not have any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:


(a) The acquisition by any person of additional securities of the Issuer, or the disposition of additional securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

        (a) As of December 5, 2001, the Reporting Person may be deemed to beneficially own the following numbers of shares of Common Stock:

                              Number of Shares
            Name                   Owned                    Percentage

Rubin Investment Group, Inc.      800,000                     11.9%

      Shares owned include options to acquire 750,000 shares.

        (b) The Reporting Person has sole voting and sole dispositive discretion with respect to all of the shares of Common Stock beneficially owned by such Reporting Person, as reported in Item 5(a) herein.

        (c ) On December 5, 2001, the Reporting Person received 50,000 shares of Common Stock, Options to acquire 500,000 shares of Common Stock for $1.75 per share exercisable for 75 days from December 5, 2001, and Options to acquire 250,000 shares of Common Stock for $2.00 per share exercisable for 100 days from December 5, 2001 in consideration of Reporting Person's agreement to render consulting services to the Issuer. To date, the Reporting Person has not exercised any of the Options.

        (d) and (e) not applicable.

__________

Percentages are calculated in accordance with Rule 13d-3(d)(1) on the basis of 6,720,163 outstanding shares of Common Stock (including 800,000 issued to the Reporting Person), as reported in the Issuer's form 10-Q for the quarter ended August 31, 2001.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

        None

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

ITEM 7:	MATERIAL TO BE FILED AS EXHIBITS

        None


                             SIGNATURES



After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2001


                                                  RUBIN INVESTMENT GROUP, INC.



                                                  By:  /s/ Dan Rubin
                                                   Dan Rubin, Chief Executive
                                                        Officer

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